UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 001-41798

SIMPPLE LTD.
(Registrant’s Name)

71 Ayer Rajah Crescent

#03-07

Singapore 139951

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In January, 2024, Mr. Chong Jiexiang Aloysius resigned from the Company as the chief executive officer and executive director, effective on February 1, 2024.  Mr. Chong Jiexiang Aloysius’s resignation is not the result of any disagreement with the Company or the Board but to assume a different role within the organization to drive strategic growth in line with the company’s plans.

In January, 2024, Mr. Schroeder Norman resigned from the Company as independent director, and was appointed as chief executive officer and executive director to fill the vacancy of Mr. Chong Jiexiang Aloysius, effective on February 1, 2024.

The biography of Mr. Schroeder Norman is set forth below:

Mr. SCHROEDER Norman has been our independent director since December 1, 2022. Mr. Schroeder has had over 8 years of experience in the facilities management industry. Mr. Schroeder has been a strategic development manager at OCS since December 2022, where he has been in charge of strategic business development and relations management. Mr. Schroeder has worked at Trident Services Australia as chief executive officer where he was in charge of overall operational, strategic and business wide responsibilities from December 2021 to November 2022, and as chief operations officer from October 2017 to November 2022, where he was in charge of overall operational and business development responsibilities. From February 2014 to September 2017, Mr. Schroeder has been director in strategic development and aviation services at SECUREcorp, where he was in charge of overall operational and business development responsibilities, including aviation services. From 2002 to 2013, Mr. Schroeder worked at Spotless Group, where he was a regional manager from 2002 to 2006, and general manager from 2006 to 2013. From 1997 to 2002, Mr. Schroeder has been a national operations manager at Gate Gourmet, and from 1990 to 1997 Mr. Schroeder has been an operations manager at Cathay Pacific Airways. Mr Schroeder completed higher school certificate level education from Fachhonschule Hamburg in 1981.

The Board believes Mr. Schroeder is suited to the role of chief executive officer and executive director due to his experience and background.

Mr. Longjin Guo was appointed as independent director to fill the vacancy of Mr. Schroeder Norman, effective on February 1, 2024.

The biography of Mr. Longjin Guo is set forth below:

Mr. GUO Longjin possesses a robust legal and compliance background with over 14 years of experience. Currently serving as the Legal Director for the APAC, Middle East, Africa & Russia regions at LivaNova PLC, a NASDAQ-listed UK-domiciled medical technology company, he is responsible for overseeing all legal and compliance matters.

Before his current position, Mr. Guo led the Global Legal & Compliance Team at Kulicke & Soffa Industries, Inc., a NASDAQ-listed USA-domiciled semiconductor technology company. Stationed in Singapore, he played a pivotal role in managing legal and compliance matters for the company, which operated globally with subsidiaries and distributorship presence across the USA, Europe, and APAC.

Mr. Guo's professional journey includes experience as both a corporate and finance lawyer, as well as a litigation practitioner. This diverse legal background equips him with a comprehensive understanding of legal intricacies in various business contexts.

Mr. Guo holds a Bachelor of Laws (Honours 2nd Upper Class) from the National University of Singapore and a Master of Business Administration (Dean’s List) from Singapore Management University. In March 2023, he completed an Executive Master of Public Administration in Chinese at Nanyang Technological University, supported by the Temasek Scholarship.

Mr. Guo has no family relationships with any of the executive officers or director of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Guo had, or will have, a direct or indirect material interest.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIMPPLE LTD.

Date: January 29, 2024	By:	/s/ Schroeder Norman
	Name:	Schroeder Norman
	Title:	Chief Executive Officer and Director

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